Exhibit 95

Mine Safety Disclosure Data

For the years ended December 31, 2011 and 2010, the following Mine Safety and Health Administration (MSHA) violations or notices (2 total) have been received by the Company for its Gold Hill properties.  Both of these citations have been terminated and the fines have been paid.

There have been NO violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine health hazard under section 104.

Other Citations:

Date	Act Section	Violation	Description	Resolution	Fine Imposed
July 2011	Title 30 CFR 56.14132a	#6590709 on 7/26/11 Negligence level = LOW Type of action = 104a Gravity = Injury or illness is Unlikely Significant or substantial = NO	Non-working horn on equipment	Fixed the horn and paid the fine in 9/2011 Citation was terminated by MSHA with order #6590709-01, dated 7/27/11	$100
7/2011	Title 30 CFR 62.150	#6590710 on 7/26/11 Negligence level = Moderate Type of action = 104a Gravity = Injury or illness is unlikely Significant or substantial = NO	No hearing protection in noisy area	Enrolled affected employees in a hearing conservation program and paid the fine in September 2011 Citation was terminated by MSHA with order #6590710-01, dated 9/6/2011.	$100

We certify that we had no mining-related fatalities during the years ended December 31, 2011 or 2010.

We have not received an imminent danger order under Section 107(a) of the Federal Mine Safety and Health Act of 1977.

We have not received any notices of a pattern of violations, or of the potential to have such a pattern, of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health and safety hazards.

We have no pending legal actions before the Federal Mine Safety and Health Review Commission as of December 31, 2011, and have not instituted any legal actions during the years ended December 31, 2011 or 2010.